UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Devon Energy Corporation Incentive Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2006.

Oklahoma City, Oklahoma

June 5, 2019

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investments, at fair value	$657,107,169	$768,781,501
Employer contributions receivable	4,651,475	5,576,542
Notes receivable from participants	7,732,609	8,768,683
Other receivables	738,550	2,138,866
Total assets	670,229,803	785,265,592
LIABILITIES
Other liabilities	1,679,231	1,665,144
Total liabilities	1,679,231	1,665,144
NET ASSETS AVAILABLE FOR BENEFITS	$668,550,572	$783,600,448

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2018
Additions:
Investment income:
Net depreciation in fair value of investments	$(85,762,700)
Dividend income	28,276,310
Interest income	205,011
Net investment loss	(57,281,379)
Contributions:
Participant, including rollovers	26,053,743
Employer, net of forfeitures	36,814,131
Total contributions	62,867,874
Interest income on notes receivable from participants	393,625
Total additions	5,980,120
Deductions:
Distributions to participants	118,719,628
Administrative expenses	2,310,368
Total deductions	121,029,996
Net decrease in net assets available for benefits	(115,049,876)
Net assets available for benefits:
Beginning of year	783,600,448
End of year	$668,550,572

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all United States employees of Devon Energy Corporation (“Devon”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on an after-tax, designated Roth basis. The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $1,765,000 during 2018.

New employees who do not take action to either enroll or decline to enroll in the Plan are automatically enrolled in the Plan with a pre-tax deferral contribution rate equal to 3%.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution will vary according to the participant’s years of service. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2018, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation or $16,500. For participants with less than five years of service, Devon’s matching contributions in 2018 were limited to the lesser of 3% of the participant’s compensation or $8,250.

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2018, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2018 consist of mutual funds, equity securities, Devon common stock, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions or pay Plan expenses. Employer contributions were reduced by approximately $1,000,000 in 2018 due to forfeitures. In 2018, Plan expenses of approximately $188,000 were paid by forfeitures. As of December 31, 2018 and 2017, there were approximately $637,000 and $293,000, respectively, of forfeitures available to reduce future employer contributions or pay expenses.

Notes Receivable from Participants

Participants may borrow from their fund accounts and may have up to two loans outstanding at any time. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 6.25% at December 31, 2018. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2019 to December 2033 at December 31, 2018. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59½ or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s or beneficiary’s name.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2.	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•

Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•

Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management fees related to the equity securities and collective trusts are included in administrative expenses. All other investment-related expenses are included in net appreciation or depreciation of fair value of investments.

3.	Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2018 and 2017. There have been no changes in the methodologies used at December 31, 2018 and 2017.

	As of December 31, 2018
	Total	Level 1 Inputs
Mutual funds	$212,599,351	$212,599,351
Self-directed brokerage account	32,895,897	32,895,897
Common stock	185,329,363	185,329,363
Total assets in the fair value hierarchy	$430,824,611	$430,824,611
Investments measured at net asset value	226,282,558
Investments at fair value	$657,107,169

	As of December 31, 2017
	Total	Level 1 Inputs
Mutual funds	$244,897,426	$244,897,426
Self-directed brokerage account	37,017,592	37,017,592
Common stock	230,170,187	230,170,187
Total assets in the fair value hierarchy	$512,085,205	$512,085,205
Investments measured at net asset value	256,696,296
Investments at fair value	$768,781,501

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

     The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively.

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$89,067,100	None	Daily	None
International Equity	72,355,026	None	Daily	None
World Equity	23,303,916	None	Daily	None
Real Estate	1,234,563	None	Daily	None
Total commingled funds	185,960,605
Stable value collective:
Trust fund	40,321,953	None	Daily	12 months
Investments measured at net asset value	$226,282,558

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$104,968,336	None	Daily	None
International Equity	86,136,854	None	Daily	None
World Equity	24,601,478	None	Daily	None
Real Estate	1,539,780	None	Daily	None
Total commingled funds	217,246,448
Stable value collective:
Trust fund	39,449,848	None	Daily	12 months
Investments measured at net asset value	$256,696,296

The following methods and assumptions were used to estimate the fair values in the tables above.

Mutual funds. Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts. Accounts primarily consist of mutual funds that are valued on the basis of readily determinable market prices.

Common stocks. Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds. Valued based on the net asset value of the commingled funds’ underlying investments using information reported by the investment advisor. The net asset value is used as a practical expedient to estimate fair value.

Stable value collective trust fund. Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4.  Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

5.	Related Party and Parties in Interest Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

6.	Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated July 10, 2017 that the Plan and related trusts are designed in accordance with applicable sections of the Code. Prior to July 10, 2017 the Plan operated under a determination letter dated November 3, 2015. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2018 and 2017.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Subsequent Event

Effective July 15, 2019, the Devon Stock Fund will be removed as an investment fund option under the Plan.  Any participant balances remaining in the Devon Stock Fund in the fourth quarter of 2020 (exact date yet to be determined) will be liquidated and invested in an age-appropriate target date fund.

Devon Energy Corporation Incentive Savings Plan
EIN: 73-1567067 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
Devon Energy Corporation**	Devon common stock	554,343	$12,494,891
Cash equivalent fund:
The Vanguard Group	Vanguard Money Market Fund	9,982,258	9,982,258
Interest-bearing cash	Money-market securities		7,707,736
Mutual Funds and Common Collective Trust:
TCW Investment Management Company	TCW Core Fixed Income Fund	5,274,562	56,543,303
PIMCO Funds	PIMCO All Asset All Authority	5,289,049	41,889,268
SEI Trust Company	PIMCO Stable Income Fund	375,577	40,321,953
Aberdeen	Aberdeen Emerging Markets Fund	1,149,419	15,586,117
Harbor Funds	Harbor International Fund	1,232,659	41,577,590
Neuberger Berman	Neuberger Berman High Yield Bond Fund	2,642,086	21,215,947
Blackrock, Inc.	US Equity Index	3,126,533	89,067,100
Blackrock, Inc.	International Equity Index	5,305,982	72,355,026
Blackrock, Inc.	Blackrock MSCI ACWI Minimum Volatility Fund	1,896,044	23,303,916
Capital Research & Management Company	Europacific Growth Fund	182,364	8,204,574
Invesco	Invesco Equity Real Estate Securities Trust	8,880	1,234,563
Western Asset	Inflation Indexed Plus Bond Portfolio	928,007	9,892,558
Equity Investments:
2U INC	Common stock	5,539	275,399
ABBOTT LAB	Common stock	14,920	1,079,164
ABIOMED INC	Common stock	371	120,590
ACI WORLDWIDE INC	Common stock	7,500	207,525
ACTIVISION BLIZZARD INC	Common stock	2,505	116,658
ADOBE INC	Common stock	8,634	1,953,356
ADTALEM GLOBAL EDUCATION	Common stock	15,710	743,397
ADVANCE AUTO PARTS INC	Common stock	5,132	808,085
ADVANSIX INC	Common stock	12,500	304,250
AECOM	Common stock	18,700	495,550
AERCAP HLDGS NV	Common stock	11,600	459,360
AGNC INVESTMENT CORP	Common stock	21,900	384,126
AIR PRODUCTS & CHEMICALS	Common stock	8,503	1,360,905
ALASKA AIR GROUP INC	Common stock	5,800	352,930
ALIBABA GROUP HLDGS LTD S	Common stock	6,462	885,746
ALLEGHANY CORP DEL	Common stock	1,400	872,648
ALLIANT ENERGY CORPORATIO	Common stock	9,000	380,250
ALLY FIN INC	Common stock	17,200	389,752
ALPHABET INC CL C	Common stock	3,212	3,326,379

ALTABA INC	Common stock	8,773	508,308
ALTRIA GROUP INC	Common stock	10,710	528,967
AMAZON.COM INC	Common stock	2,874	4,316,662
AMC ENTERTAINMENT HLDS CL	Common stock	10,500	128,940
AMC NETWORKS INC CL A	Common stock	3,400	186,592
AMERCO INC	Common stock	1,905	625,050
AMERICAN EXPRESS CO	Common stock	9,068	864,362
AMERICAN INTL GROUP	Common stock	10,471	412,662
ANTERO RES CORP	Common stock	59,100	554,949
ANTHEM INC	Common stock	4,481	1,176,845
APPLE INC	Common stock	9,527	1,502,789
APPLIED MATERIALS INC	Common stock	23,148	757,865
APTIV PLC	Common stock	4,219	259,764
ARAMARK	Common stock	16,869	488,695
ARCH CAPITAL GROUP LTD	Common stock	14,700	392,784
ASPEN TECH	Common stock	4,766	391,670
AT&T INC	Common stock	11,600	331,064
AUTOMATIC DATA PROCESSING	Common stock	432	56,644
AVNET INC	Common stock	4,900	176,890
AXALTA COATING SYS LTD	Common stock	11,692	273,827
AXIS CAPITAL HLDGS LTD	Common stock	16,700	862,388
BALL CORP	Common stock	18,713	860,424
BANK OF NEW YORK MELLON C	Common stock	18,807	885,245
BERKSHIRE HATHAWAY INC CL	Common stock	4,503	919,423
BIOGEN INC	Common stock	801	241,037
BIOMARIN PHARMACEUTICAL I	Common stock	1,890	160,934
BOEING CO	Common stock	3,018	973,305
BOOZ ALLEN HAMILTON HLDG	Common stock	18,791	846,910
BOSTON SCIENTIFIC CORP	Common stock	41,534	1,467,812
BP PLC SPON ADR	Common stock	21,081	799,391
BRIGHTSPHERE INVESTMENT G	Common stock	14,909	159,228
BRISTOL-MYERS SQUIBB CO	Common stock	1,506	78,282
BROADCOM INC	Common stock	5,891	1,497,963
BROOKDALE SENIOR LIVING I	Common stock	28,800	192,960
BURLINGTON STORES INC	Common stock	4,296	698,830
BWX TECH INC	Common stock	20,472	782,645
CABLE ONE INC W/I	Common stock	284	232,908
CAESARS ENTMT CORP	Common stock	70,600	479,374
CAMBREX CORP	Common stock	8,522	321,791
CASEY GEN STORES	Common stock	3,400	435,676
CATALENT INC	Common stock	14,350	447,433
CBOE GLOBAL MARKETS INC	Common stock	8,712	852,295
CDK GLOBAL INC	Common stock	17,200	823,536
CELANESE CORP	Common stock	5,558	500,053
CENTENNIAL RESOURCE DEVEL	Common stock	14,173	156,186
CHARTER COMM INC A	Common stock	1,291	367,896
CHEVRON CORP	Common stock	7,188	781,982
CIGNA CORP	Common stock	8,764	1,664,459
CINTAS CORP	Common stock	3,255	546,807
CIT GROUP INC	Common stock	15,900	608,493
CITIGROUP INC	Common stock	2,713	141,239
COCA-COLA EUROPEAN PARTNE	Common stock	17,211	789,124

COLLIERS INTL GROUP INC	Common stock	3,319	182,678
COLONY CAPITAL INC	Common stock	85,200	398,736
COLUMBIA PROPERTY TR INC	Common stock	24,900	481,815
COMCAST CORP CL A	Common stock	26,463	901,065
COMPASS MINERALS INTL INC	Common stock	10,000	416,900
CONAGRA BRANDS INC	Common stock	9,888	211,208
CONOCOPHILLIPS	Common stock	12,847	801,010
COPART INC	Common stock	21,519	1,028,178
CORELOGIC INC	Common stock	22,000	735,240
COSTAR GROUP INC	Common stock	2,757	930,046
COTY INC CL A	Common stock	68,700	450,672
CVS HEALTH CORP	Common stock	13,350	874,692
DANAHER CORP	Common stock	8,908	918,593
DEERE & CO	Common stock	1,413	210,777
DENTSPLY SIRONA INC	Common stock	8,000	297,680
DEXCOM INC	Common stock	4,589	549,762
DIEBOLD NIXDORF INC	Common stock	22,800	56,772
DISH NETWORK CORP A	Common stock	11,300	282,161
DISNEY (WALT) CO	Common stock	7,312	801,761
DOLLAR GEN CORP	Common stock	9,935	1,073,775
DOLLAR TREE INC	Common stock	2,384	215,323
DOMINION ENERGY INC	Common stock	12,821	916,189
DOMINOS PIZZA INC	Common stock	2,148	532,682
DOWDUPONT INC	Common stock	15,896	850,118
DYCOM INDU INC	Common stock	5,500	297,220
E TRADE FIN CORP	Common stock	14,792	649,073
EAST WEST BANCORP INC	Common stock	4,390	191,097
ECHOSTAR CORP CL A	Common stock	27,000	991,440
ENCOMPASS HEALTH CORP	Common stock	10,537	650,133
ENCORE CAP GROUP INC	Common stock	10,152	238,572
EQT CORPORATION	Common stock	20,500	387,245
EQUINIX INC	Common stock	906	319,419
EQUITY COMMONWEALTH	Common stock	23,300	699,233
EURONET WORLDWIDE INC	Common stock	8,028	821,907
EXACT SCIENCES CORP	Common stock	8,263	521,395
EXELON CORP	Common stock	20,052	904,345
FACEBOOK INC CL A	Common stock	12,061	1,581,076
FERROGLOBE REP&WARRANTY I	Common stock	42,600	-
FIDELITY NATIONAL FINL	Common stock	14,201	446,479
FIRSTCASH INC	Common stock	6,694	484,311
FIRSTSVCS CORP	Common stock	4,985	341,373
FOOT LOCKER INC	Common stock	9,100	484,120
FORTINET INC	Common stock	6,081	428,285
GAMING AND LEISURE PROPRT	Common stock	16,500	533,115
GCI LIBERTY INC CL A	Common stock	9,000	370,440
GEN ELECTRIC CO	Common stock	88,710	671,535
GENESEE & WYOMING INC CL	Common stock	5,155	381,573
GLAUKOS CORP	Common stock	8,738	490,813
GODADDY INC CL A	Common stock	8,155	535,131
GRAND CANYON EDUCATION IN	Common stock	6,015	578,282
GRUBHUB INC	Common stock	957	73,507
GUIDEWIRE SOFTWARE INC	Common stock	4,059	325,654

GULFPORT ENERGY CORP	Common stock	56,700	371,385
GW PHARMACEUTICALS PLC AD	Common stock	1,957	190,592
HANESBRANDS INC	Common stock	24,584	308,038
HEALTHCARE SVCS GROUP INC	Common stock	13,754	552,636
HEICO CORP CL A	Common stock	9,194	579,222
HESS CORP	Common stock	16,274	659,097
HEWLETT PACKARD ENTERPRIS	Common stock	30,161	398,427
HILTON GRAND VACATIONS IN	Common stock	10,607	279,919
HOME DEPOT INC	Common stock	5,336	916,831
HONEYWELL INTL INC	Common stock	6,270	828,392
HORIZON PHARMA PLC	Common stock	23,193	453,191
HOUGHTON MIFFLIN HARCOURT	Common stock	31,400	278,204
ICHOR HLDGS LTD	Common stock	11,900	193,970
ILLUMINA INC	Common stock	2,702	810,411
INOGEN INC	Common stock	2,092	259,764
INSULET CORP	Common stock	7,316	580,305
INTERCONTINENTAL EXCHANGE	Common stock	9,567	720,682
INTUITIVE SURGICAL INC	Common stock	1,036	496,161
INVESTORS BANCORP INC	Common stock	83,700	870,480
IRON MOUNTAIN INC	Common stock	11,200	362,992
J2 GLOBAL INC	Common stock	4,611	319,911
JEFFERIES FIN GROUP INC	Common stock	64,000	1,111,040
JETBLUE AIRWAYS CORP	Common stock	28,200	452,892
JOHNSON CONTROLS INTL PLC	Common stock	18,448	546,983
JONES LANG LASALLE INC	Common stock	2,696	341,314
JPMORGAN CHASE & CO	Common stock	11,104	1,083,972
KEYCORP	Common stock	40,697	601,502
KOSMOS ENERGY LTD	Common stock	78,718	320,382
L3 TECH INC	Common stock	649	112,705
LAMB WESTON HLDGS INC	Common stock	4,014	295,270
LAREDO PETROLEUM INC	Common stock	51,300	185,706
LEIDOS HLDGS INC	Common stock	12,200	643,184
LENNAR CORP CL A	Common stock	10,981	429,906
LIBERTY EXPEDIA HLDGS INC	Common stock	11,500	449,765
LIBERTY PROPERTY TR - REI	Common stock	13,559	567,851
LIGAND PHARMACEUTICALS	Common stock	3,384	459,209
LINDE PLC	Common stock	5,938	926,565
LIVE NATION ENTERTAINMENT	Common stock	14,968	737,174
LKQ CORP	Common stock	23,800	564,774
LOWES COS INC	Common stock	10,787	996,287
LULULEMON ATHLETICA INC	Common stock	1,655	201,265
LYONDELLBASELL INDS CLASS	Common stock	5,455	453,638
MANPOWERGROUP INC	Common stock	5,800	375,840
MARTIN MARIETTA MATERIALS	Common stock	4,027	692,120
MARVELL TECH GROUP LTD	Common stock	4,805	77,793
MAXIMUS INC	Common stock	5,800	377,522
MAXLINEAR INC	Common stock	8,563	150,709
MCDERMOTT INTL INC	Common stock	28,066	183,552
MCDONALDS CORP	Common stock	1,694	300,804
MEDNAX INC	Common stock	5,300	174,900
MEDTRONIC PLC	Common stock	15,355	1,396,691
MERCK & CO INC NEW	Common stock	5,520	421,783

METHODE ELECTRONICS INC	Common stock	24,000	558,960
MFA FINANCIAL INC	Common stock	93,000	621,240
MGM GROWTH PPTYS LLC CL A	Common stock	21,395	565,042
MGM RESORTS INTL	Common stock	12,110	293,789
MICHAELS COS INC	Common stock	30,900	418,386
MICROCHIP TECH	Common stock	8,945	643,324
MICROSOFT CORP	Common stock	58,647	5,956,776
MIDDLEBY CORP	Common stock	5,090	522,896
MOHAWK INDU INC	Common stock	2,300	269,008
MORGAN STANLEY	Common stock	5,439	215,656
MR COOPER GROUP INC	Common stock	24,758	288,926
NATIONAL CINEMEDIA INC	Common stock	29,029	188,108
NATIONAL INSTRUMENT CORP	Common stock	9,259	420,173
NAVIENT CORP	Common stock	37,223	327,935
NCR CORP	Common stock	20,600	475,448
NET 1 UEPS TECH INC	Common stock	41,837	196,216
NETFLIX INC	Common stock	1,656	443,245
NEW YORK COMMUNITY BANCOR	Common stock	54,025	508,375
NEWS CORP NEW CL A	Common stock	49,500	561,825
NICE LTD SPON ADR	Common stock	3,772	408,168
NIELSEN HLDGS PLC	Common stock	39,539	922,445
NORWEGIAN CRUISE LINE HLD	Common stock	25,512	1,081,454
NOVANTA INC	Common stock	3,571	224,973
NU SKIN ENTERPRISES INC C	Common stock	4,241	260,101
NUTANIX INC CL A	Common stock	1,358	56,479
OCCIDENTAL PETROLEUM CORP	Common stock	6,912	424,259
ORACLE CORP	Common stock	18,161	819,969
O'REILLY AUTOMOTIVE INC	Common stock	1,247	429,380
OWENS CORNING INC	Common stock	11,195	492,356
PALO ALTO NETWORKS INC	Common stock	2,094	394,405
PARSLEY ENERGY INC CL A	Common stock	36,911	589,838
PATTERSON COMPANIES INC	Common stock	16,000	314,560
PAYPAL HLDGS INC	Common stock	11,558	971,912
PENUMBRA INC	Common stock	2,752	336,294
PFIZER INC	Common stock	24,201	1,056,374
PG&E CORP	Common stock	11,900	282,625
PHILIP MORRIS INTL INC	Common stock	7,574	505,640
PHILLIPS 66	Common stock	8,429	726,158
PIONEER NATURAL RESOURCES	Common stock	1,647	216,613
PORTOLA PHARMACEUTICALS I	Common stock	8,377	163,519
POST HLDGS INC	Common stock	7,300	650,649
PROGRESSIVE CORP OHIO	Common stock	9,962	601,007
PURE STORAGE INC CL A	Common stock	31,971	514,094
PVH CORP	Common stock	1,443	134,127
QUALCOMM INC	Common stock	11,602	660,270
RADIAN GROUP INC	Common stock	28,900	472,804
RAYONIER ADVANCED MATERIA	Common stock	18,900	201,285
REALOGY HLDGS CORP	Common stock	15,500	227,540
RED HAT INC	Common stock	1,695	297,710
RETAIL OPPORTUNITY INVTS	Common stock	23,100	366,828
RITCHIE BROS AUCTIONEERS	Common stock	11,867	388,288
ROGERS CORP	Common stock	5,114	506,593

ROYAL CARIBBEAN CRUISES L	Common stock	10,128	990,417
S&P GLOBAL INC	Common stock	1,834	311,670
SABRE CORP	Common stock	18,984	410,814
SALESFORCE.COM INC	Common stock	14,230	1,949,083
SANOFI SPON ADR	Common stock	13,072	567,455
SAREPTA THERAPEUTICS INC	Common stock	4,339	473,515
SBA COMM CORP	Common stock	2,881	466,405
SHERWIN WILLIAMS CO	Common stock	1,337	526,056
SITEONE LANDSCAPE SUPPLY	Common stock	4,785	264,467
SIX FLAGS ENTERTAINMENT C	Common stock	8,931	496,832
SLM CORP	Common stock	94,357	784,107
SOUTH STATE CORP	Common stock	5,600	335,720
SP PLUS CORP	Common stock	4,400	129,976
SPECTRUM BRANDS HLDGS INC	Common stock	11,800	498,550
SPIRIT AEROSYS HLD INC CL	Common stock	9,871	711,600
STANLEY BLACK & DECKER IN	Common stock	6,966	834,109
STATE STREET CORP	Common stock	11,446	721,899
STERICYCLE INC	Common stock	10,200	374,238
STEWART INFORMATION SVCS	Common stock	11,300	467,820
STONERIDGE INC	Common stock	8,300	204,595
SVCSMASTER GLOBAL HLDGS I	Common stock	4,554	167,314
SYNEOS HEALTH INC	Common stock	7,400	291,190
TANDEM DIABETES CARE INC	Common stock	813	30,870
TELEDYNE TECH INC	Common stock	3,080	637,776
TELEFLEX INC	Common stock	2,658	687,040
TEVA PHARMACEUTICAL IND A	Common stock	17,571	270,945
TEXAS CAPITAL BANCSHARES	Common stock	7,600	388,284
TEXAS INSTRUMENTS INC	Common stock	7,412	700,434
THE STARS GROUP INC	Common stock	19,600	323,792
THERMO FISHER SCIENTIFIC	Common stock	3,459	774,090
TIFFANY & CO	Common stock	2,248	180,986
TIVO CORP	Common stock	49,786	468,486
T-MOBILE US INC	Common stock	7,692	489,288
TORO CO	Common stock	4,028	225,085
TRANSUNION	Common stock	10,981	623,721
TREEHOUSE FOODS INC	Common stock	7,100	360,041
TREX CO INC	Common stock	5,989	355,507
TRINITY INDU INC	Common stock	18,600	382,974
UNION PACIFIC CORP	Common stock	2,714	375,156
UNITED NATURAL FOODS INC	Common stock	27,100	286,989
UNITED TECH CORP	Common stock	8,683	924,566
UNITED THERAPEUTICS CORP	Common stock	3,400	370,260
UNITEDHEALTH GROUP INC	Common stock	4,751	1,183,569
UNITEDHEALTH GROUP INC	Common stock	9,850	2,453,832
UNITI GROUP INC	Common stock	14,785	230,202
UNIVERSAL ELECTRONICS INC	Common stock	4,613	116,617
UNUM GROUP	Common stock	5,700	167,466
US BANCORP DEL	Common stock	11,293	516,090
US FOODS HLDGS CORP	Common stock	18,700	591,668
VAIL RESORTS INC	Common stock	5,294	1,116,081
VALERO ENERGY CORP	Common stock	6,319	473,735
VEEVA SYS INC CL A	Common stock	7,920	707,414

VEREIT INC	Common stock	76,700	548,405
VERMILION ENERGY (USD)	Common stock	26,106	550,053
VERSUM MATERIALS INC	Common stock	4,958	137,436
VERTEX PHARMACEUTICALS IN	Common stock	6,211	1,029,225
VIACOM INC CL B	Common stock	11,200	287,840
VIRTU FIN INC- CL A	Common stock	13,746	354,097
VISA INC CL A	Common stock	20,976	2,767,573
VONAGE HLDGS CORP	Common stock	21,900	191,187
VULCAN MATERIALS CO	Common stock	9,154	904,415
WEIGHT WATCHERS INTL INC	Common stock	5,987	230,799
WELLS FARGO & CO	Common stock	20,110	926,669
WEST PHARMACEUTICAL SVCS	Common stock	2,784	272,916
WESTINGHOUSE AIR BRAKE TE	Common stock	7,855	551,814
WEX INC	Common stock	2,846	398,611
WHITE MOUNTAINS INS GROUP	Common stock	700	600,383
WILLIS TOWERS WATSON PLC	Common stock	5,953	904,023
WORLDPAY INC	Common stock	4,836	369,615
WYNN RESORTS LTD	Common stock	272	26,904
ZAYO GROUP HLDGS INC	Common stock	18,100	413,404
ZIMMER BIOMET HLDGS INC	Common stock	1,914	198,520
Brokerage Link	Participant directed accounts including certain Fidelity investment funds**		32,895,897
NOTES RECEIVABLE FROM PARTICIPANTS**	Installment loans due from participants with maturity dates ranging from January 2019 to December 2033 and interest rates ranging from 4.25% to 6.25%.		7,732,609
			$664,839,778

**Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Corporation Incentive Savings Plan

Date: June 5, 2019	/s/ Tana K. Cashion
Tana K. Cashion
Senior Vice President Human Resources